AEM SPA

05010615

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/375/2005/MAN/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

August 12, 2005

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
AUG 2 2 2005
THOMSON
FINANCIAL

Encl.

AEM SPA

EDF

PRESS RELEASE

THE EUROPEAN COMMISSION AUTHORIZES THE ACQUISITION BY EDF AND AEM OF JOINT CONTROL OF EDISON

On August 12th 2005, the European Commission authorized, pursuant to EU merger control rules, the acquisition by EDF S.A. and AEM S.p.A. of joint control of Edison S.p.A. through Transalpina di Energia s.r.l., whose equity capital is held in equal measure by the EDF group and DELMI S.p.A., a company controlled by AEM. It is expected that this acquisition and the successive tender offer to be launched by Transalpina di Energia to purchase the shares and warrants of Edison will take place during September and October 2005.

For any further information, please contact:

Investor Relatios
Tel. +39 02 7720 3879
e-mail:ir@aem.it
web: http//www.aem.it

Mr. Frédéric Belloy
Electricité de France S.A.
22-30 Avenue de Wagram
Tel.: +33 (0) 1 4042 22 22
e-mail: frederic.belloy@edf.fr
web:http//www.edf.fr